Exhibit 4.1

FIFTH AMENDMENT TO CREDIT AGREEMENT

This Fifth Amendment to Credit Agreement (this “Amendment”), dated as of August 25, 2014, is by and among UNIFI, INC., a New York corporation (“Parent”), UNIFI MANUFACTURING, INC., a North Carolina corporation (“Unifi Manufacturing” and together with Parent, each a “Borrower” and collectively, the “Borrowers”), the Persons identified as the Lenders on the signature pages hereto (the “Lenders”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”).

W I T N E S S E T H:

WHEREAS, pursuant to the Credit Agreement, dated as of May 24, 2012, as amended by the First Amendment to Credit Agreement, dated as of December 27, 2012, the Second Amendment to Credit Agreement, dated as of June 25, 2013, the Third Amendment to Credit Agreement, dated as of January 16, 2014, and the Fourth Amendment to Credit Agreement, dated as of March 28, 2014, by and among the Borrowers, the Lenders and the Agent (as further amended hereby and as the same may hereafter be further amended, modified, supplemented, renewed, restated or replaced from time to time, the “Credit Agreement”), the Lenders have made loans and advances and provided other financial accommodations to Borrowers; and

WHEREAS, the parties hereto have agreed to amend the Credit Agreement as set forth herein.

NOW, THEREFORE, in consideration of the agreements herein contained and other good and valuable consideration, the parties hereby agree as follows:

1.     Definitions.

(a)     Additional Definitions. As used herein, the following terms shall have the following meanings given to them below, and the Credit Agreement is hereby amended to include, in addition and not in limitation, the following:

(i)     “Fifth Amendment” means the Fifth Amendment to Credit Agreement, dated as of August 25, 2014, by and among Borrowers, Lenders and Agent, as acknowledged and agreed to by the Guarantors.

(ii)     “Fifth Amendment Effective Date” means the date on which the conditions precedent set forth in Section 9 of the Fifth Amendment shall have been satisfied.

(iii)     “Special Environmental Reserve” means the Reserve established by Agent in its Permitted Discretion on the Fifth Amendment Effective Date and to be maintained by Agent from and after the Fifth Amendment Effective Date with respect to the Real Property owned by Unifi Manufacturing located at 601 East Main Street, Yadkinville, North Carolina; provided, that, (a) on the Fifth Amendment Effective Date, such Reserve shall be in the amount of $250,000, and (b) such Reserve shall be released upon Agent’s determination that Borrowers have complied with the covenant described in Section 5.9(e).”

(b)     Amendments to Definitions.

(i)     2015 Reset Date. The definition of “2015 Reset Date” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ ‘2015 Reset Date’ means the first date following July 19, 2015 that all of the 2015 Reset Conditions have been satisfied, as determined by Agent, provided, that, the 2015 Reset Date shall in no event be later than December 31, 2015.”

(ii)     Applicable Margin. The definition of “Applicable Margin” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ ‘Applicable Margin’ means, as of any date of determination and with respect to Base Rate Revolving Loans, LIBOR Rate Revolving Loans, Base Rate Terms Loans or LIBOR Rate Term Loans, as applicable, the applicable margin set forth in the following table that corresponds to the Average Excess Availability of Borrowers for the most recently completed calendar quarter:

		Applicable Margin
Level	Average Excess Availability	Base Rate Revolving Loans	LIBOR Rate Revolving Loans	Base Rate Term Loans	LIBOR Rate Term Loans
I	> $65,000,000	0.75%	1.75%	1.50%	2.50%
II	< $65,000,000 and > $30,000,000	1.00%	2.00%	1.50%	2.50%
III	< $30,000,000	1.25%	2.25%	1.50%	2.50%

The Applicable Margin shall be re-determined as of the first day of each calendar quarter.”

(iii)     Eligible Real Property. The definition of “Eligible Real Property” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ ‘Eligible Real Property’ means the Real Property owned by Borrowers on the Fifth Amendment Effective Date or acquired by any Borrower after the Fifth Amendment Effective Date that in each case complies at all times in all material respects with each of the representations and warranties respecting Eligible Real Property made herein and in the other Loan Documents and is not excluded as ineligible by virtue of one or more of the excluding criteria set forth below; provided, that, on the Fifth Amendment Effective Date, ‘Eligible Real Property’ shall mean the Real Property listed on Schedule E-3 hereto. Eligible Real Property shall not include the following:

(a)     any parcel of Real Property with respect to which a Borrower has not satisfied each of the Real Property Conditions,

(b)     any parcel of Real Property with respect to which a Borrower does not have good, valid, and marketable title thereto,

(c)     any parcel of Real Property located outside the United States,

(d)     any parcel of Real Property which it is not subject to a valid and perfected first priority Agent’s Lien, or

(e)     any parcel of Real Property with respect to which Agent has not received an appraisal consistent with the requirements set forth in the definition of Term Loan Formula Amount.”

(iv)     Fixed Charge Coverage Ratio. The definition of “Fixed Charge Coverage Ratio” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ ‘Fixed Charge Coverage Ratio’ means, with respect to any fiscal period of the Loan Parties, the ratio of:

(a) the sum of (i) EBITDA for such period, minus (ii) the sum of (A) Capital Expenditures made by the Loan Parties during such period (but excluding Capital Expenditures made by the Loan Parties in connection with the acquisition of Eligible M&E or Eligible Real Property during any 12 consecutive fiscal month period following the Fourth Amendment Effective Date through and including the 12 consecutive fiscal month period ending on or about June 30, 2015) and (B) Restricted Investments made in cash by the Loan Parties during such period (but excluding the cash purchase price paid by any of the Loan Parties in connection with a Permitted Acquisition consummated during any 12 consecutive fiscal month period following the Fourth Amendment Effective Date through and including the 12 consecutive fiscal month period ending on or about June 30, 2015); provided, that, (x) any such Capital Expenditures or Restricted Investments to be excluded pursuant to the parentheticals of clauses (A) and (B) of this clause (ii) shall be so designated by the Loan Parties in a Compliance Certificate delivered to Agent; (y) the aggregate amount of Capital Expenditures and Restricted Investments which may be excluded pursuant to the parentheticals of clauses (A) and (B) of this clause (ii) shall not exceed $40,000,000 for any 12 consecutive fiscal month period; and (z) in no event shall any such amounts be retroactively excluded for any 12 consecutive fiscal month period after a Compliance Certificate has been delivered to Agent for such period, plus (iii) to the extent not included in the calculation of Adjusted Net Earnings from Operations during such period, cash payments received during such period from Persons in which any of the Loan Parties have an Equity Interest, minus (iv) cash payments made by any of the Loan Parties during such period to Persons in which any of the Loan Parties have an Equity Interest, minus (v) Restricted Payments made by any of the Loan Parties during such period (other than Restricted Payments consisting of share repurchases made during such period permitted under Section 6.7(c)), minus (vi) cash taxes paid during such period, to

(b) Fixed Charges for such period, in each case as calculated on a Consolidated Basis.

Unless otherwise specified herein, the applicable period of computation shall be for the 12 consecutive fiscal months ending as of the date of determination.”

(v)     Term Loan Amount. The definition of “Term Loan Amount” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“ ‘Term Loan Amount’ means:

(a) on the Fifth Amendment Effective Date, the lesser of (i) $90,000,000, and (ii) the Term Loan Formula Amount on the Fifth Amendment Effective Date, and

(b) on the 2015 Reset Date, the lesser of (i) $90,000,000, and (ii) the Term Loan Formula Amount on the 2015 Reset Date.”

(vi)     Term Note. The definition of “Term Note” set forth in Schedule 1.1 to the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“Term Note” means the Second Amended and Restated Term Promissory Note, dated as of the Fifth Amendment Effective Date, by Borrowers in favor of Agent, for the benefit of the Term Loan Lenders, as the same may be amended, modified, supplemented, renewed, restated or replaced.

(c)     Interpretation. Capitalized terms used herein which are not otherwise defined herein shall have the respective meanings ascribed thereto in the Credit Agreement.

2.     Reserves. Section 2.1(c) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(c) Anything to the contrary in this Section 2.1 notwithstanding, Agent shall have the right (but not the obligation), in the exercise of its Permitted Discretion, to establish and increase or decrease Receivable Reserves, Inventory Reserves, Bank Product Reserves, the Special Environmental Reserve and other Reserves against the Borrowing Base or the Maximum Revolver Amount. The amount of any Receivable Reserve, Inventory Reserve, Bank Product Reserve, the Special Environmental Reserve or other Reserve established by Agent shall have a reasonable relationship to the event, condition, other circumstance, or fact that is the basis for such Reserve and shall not be duplicative of any other Reserve established and currently maintained.”

3.     Term Loan. Section 2.2 of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“2.2 Term Loan.

(a) Subject to the terms and conditions of this Agreement, on the Fifth Amendment Effective Date, each Term Loan Lender agrees (severally, not jointly or jointly and severally) to make term loans to Borrowers in an amount equal to such Term Loan Lender’s Pro Rata Share of the amount equal to (the “Fifth Amendment Term Loan Amount”): (i) the Term Loan Amount, less (ii) $68,000,000, representing the principal amount of the term loans made by the Term Loan Lenders prior to the Fifth Amendment Effective Date which is outstanding as of the Fifth Amendment Effective Date (the “Fifth Amendment Term Loan Balance”). The sum of the Fifth Amendment Term Loan Amount plus the Fifth Amendment Term Loan Balance shall be collectively referred to as the “Term Loan”.

(b) From and after the Fifth Amendment Effective Date, subject to Section 2.2(d), the principal of the Term Loan shall be repaid in consecutive equal quarterly installments in the amount of $2,812,500, commencing on October 1, 2014 and continuing on the first day of each calendar quarter (i.e., each January 1, April 1, July 1 and October 1) thereafter, together with a final installment of all remaining unpaid principal (and all accrued and unpaid interest) on the Term Loan on the earlier of (i) the Maturity Date, and (ii) the date of the acceleration of the Term Loan in accordance with the terms of Section 9.1.

(c) Subject to the terms and conditions of this Agreement, on the 2015 Reset Date, each Term Loan Lender agrees (severally, not jointly or jointly and severally) to make additional term loans to Borrowers in an aggregate amount equal to such Term Loan Lender’s Pro Rata Share of the amount equal to (i) the Term Loan Amount on the 2015 Reset Date, minus (ii) the outstanding principal amount of the Term Loan immediately prior to the 2015 Reset Date, and the reset Term Loan Amount shall thereafter be referred to as the “Term Loan”.

(d) From and after the 2015 Reset Date, the principal of the Term Loan shall be repaid in consecutive equal quarterly installments in the amount equal to the Term Loan Amount on the 2015 Reset Date divided by thirty two (32), commencing on the first day of each calendar quarter (i.e., each January 1, April 1, July 1 and October 1) following the 2015 Reset Date and continuing on the first day of each calendar quarter thereafter, together with a final installment of all remaining unpaid principal (and all accrued and unpaid interest) on the Term Loan on the earlier of (i) the Maturity Date, and (ii) the date of the acceleration of the Term Loan in accordance with the terms of Section 9.1.

(e) The Term Loan shall be evidenced by the Term Note. Any principal amount of the Term Loan that is repaid or prepaid may not be reborrowed. All principal of, interest on, and other amounts payable in respect of the Term Loan shall constitute Obligations hereunder.”

4.     Prepayments - Fixed Asset Adjustments. Section 2.4(e)(vi) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(vi) Fixed Asset Adjustments. To the extent not addressed by Section 2.4(e)(ii):

(A) Within 3 Business Days of the date on which any item or parcel of Eligible M&E or Eligible Real Property ceases to satisfy all of the eligibility criteria applicable thereto in accordance with the respective definitions of Eligible M&E and Eligible Real Property, Borrowers shall prepay the Term Loan in accordance with Section 2.4(f)(iii) in an amount equal to the unamortized amount of the Term Loan that was attributed to such item or parcel of Eligible M&E or Eligible Real Property, as applicable, in determining the amount of the Term Loan on the Fifth Amendment Effective Date or the 2015 Reset Date, as applicable, in accordance with the definition of “Term Loan Formula Amount” to the extent that such unamortized amount that is attributable to such item or parcel of Eligible M&E or Eligible Real Property, as applicable, set forth in the most recent appraisal thereof causes the outstanding principal amount of the Term Loan to exceed the Term Loan Formula Amount.

(B) Within 3 Business Days after Agent’s receipt of updated appraisals of Eligible M&E and/or Eligible Real Property that result in a reduction of the Term Loan Formula Amount in accordance with the provisos set forth in the definition of “Term Loan Formula Amount”, Borrowers shall prepay the Term Loan in accordance with Section 2.4(f)(iii) to the extent that the outstanding principal amount of the Term Loan exceeds the Term Loan Formula Amount as a result of such updated appraisals.”

5.     Environmental Covenants. Section 5.9 of the Credit Agreement is hereby amended by inserting the following new subsection (e) at the end of such Section:

“(e) On or before December 31, 2014, deliver to Agent, in form and substance satisfactory to Agent, a report from AMEC Environment & Infrastructure, Inc. (“AMEC”) or any other third-party consultant retained by Borrowers and approved by Agent concluding that, among other things, all environmental clean-up actions with respect to the Real Property owned by Unifi Manufacturing located at 601 East Main Street, Yadkinville, North Carolina (which actions are identified in the proposal from AMEC dated June 20, 2014) have been substantially completed.”

6.     Hedging of Interest Rate Risks. Section 5.16 of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“5.16 [Intentionally Deleted].”

7.     Restricted Payments. Section 6.7(c) of the Credit Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

“(c) Parent may make Restricted Payments consisting of dividends and share repurchases with respect to Equity Interests of Parent so long as (i) each such Restricted Payment is permitted by law, (ii) on the date any such Restricted Payment is made, no Default or Event of Default shall exist or shall have occurred and be continuing and no Default or Event of Default would result therefrom, (iii) on a pro forma basis, after giving effect to each such Restricted Payment and any Revolving Loans made in connection therewith, (A) Excess Availability shall not be less than the Trigger Level at any time during the period from the 30th day prior to the making of such Restricted Payment through and including the date of the making of such Restricted Payment (measured as if such Restricted Payment and any Revolving Loans made in connection therewith had been made on the first day of such 30 day period), and (B) the Fixed Charge Coverage Ratio of the Loan Parties for the most recent 12 fiscal month period as reflected in the most recent Compliance Certificate delivered to Agent pursuant to Section 5.1 shall be at least 1.0 to 1.0, as calculated on a pro forma basis as if such Restricted Payment and all other Restricted Payments made pursuant to this Section 6.7(c) since the date of such Compliance Certificate (in each case together with any Revolving Loans made in connection therewith) were made on the last day of such 12 fiscal month period, and (iv) on or prior to the date of each such Restricted Payment, Borrowers shall have delivered to Agent an officer’s certificate from an Authorized Person as to the satisfaction of all conditions set forth above (it being understood that, in the case of share repurchases, such certificates may be provided on a weekly basis for share repurchases made during the prior week rather than on the date of each repurchase), and”.

8.     Schedules to Credit Agreement.

(a)     Authorized Persons. Schedule A-2 to the Credit Agreement is hereby amended by deleting such Schedule in its entirety and replacing it with Schedule 1 to this Amendment.

(b)     Commitments. Schedule C-1 to the Credit Agreement is hereby amended by deleting such Schedule in its entirety and replacing it with Schedule 2 to this Amendment.

(c)     Eligible Real Property. The Credit Agreement is hereby amended by adding thereto Schedule E-3 in the form attached as Schedule 3 to this Amendment.

9.     Conditions Precedent. The provisions of this Amendment shall only be effective upon the satisfaction of each of the following conditions precedent in a manner satisfactory to Agent:

(a)     This Amendment. Agent shall have received fully executed counterparts of this Amendment, duly authorized, executed and delivered by the Borrowers and all of the Lenders and duly acknowledged by the Guarantors.

(b)     Term Note. Agent shall have the Term Note, duly authorized, executed and delivered by each of the Borrowers.

(c)     Updated Appraisals. Agent and each Lender shall have determined that the updated appraisals of the Eligible Real Property and Eligible M&E of the Borrowers received most recently prior to the Fifth Amendment Effective Date are sufficient to support a Term Loan Formula Amount on the Fifth Amendment Effective Date of at least $90,000,000.

(d)     Modifications to the Mortgages. Agent shall have received, in form and substance satisfactory to Agent, a written amendment or modification to each of the Mortgages that encumber each parcel of Real Property Collateral listed on Schedule R-1 to the Credit Agreement, in each case duly executed and delivered by the applicable Loan Party (each, a “Mortgage Modification”).

(e)     Amendment Fee. Agent shall have received, for the account of the Lenders (based on their Pro Rata Shares of the Commitments) a non-refundable amendment fee in the amount of $95,000 (it being understood that Agent is hereby authorized to charge the Loan Account of the Borrowers for the full amount of such fee on the Fifth Amendment Effective Date).

(f)     Accuracy of Representations and Warranties. Each of Borrowers’ representations and warranties set forth in Section 11(d) hereof shall be true and correct in all respects.

10.     Conditions Subsequent – Mortgage Policy Endorsements. The obligations of the Lender Group (or any member thereof) to make the Term Loan on the Fifth Amendment Effective Date and to continue to make Revolving Loans on or after the Fifth Amendment Effective Date (or otherwise extend credit under the Credit Agreement) is subject to the fulfillment, on or before September 30, 2014 of the following conditions (the failure by the Loan Parties to so perform or cause to be performed such conditions subsequent as and when required by the terms of this Section (unless such date is extended, in writing, by Agent, which Agent may do without obtaining the consent of the other members of the Lender Group), shall constitute an Event of Default):

(a)     Agent shall have received, in form and substance satisfactory to Agent, an ALTA 11-06 Mortgage Modification Endorsement to each Mortgage Policy issued with respect to the Real Property Collateral; and

(b)     Agent shall have received, in form and substance satisfactory to Agent, a Date-Down Endorsement to each Mortgage Policy issued with respect to the Real Property Collateral, which provides for the following specific modifications to each Mortgage Policy: (i) amend the effective date of such Mortgage Policy forward to the date of recordation of the applicable Mortgage Modification; (ii) revise the description of such Mortgage so as to include reference to the applicable Mortgage Modification; and (iii) as to each Eligible Real Property, amend and increase, if applicable, the amount of title insurance provided under the applicable Mortgage Policy to an amount which equals the value of such Eligible Real Property, as shown on the updated appraisals thereof delivered to Agent prior to the Fifth Amendment Effective Date.

11.     Miscellaneous

(a)     No Additional Obligations. Borrowers acknowledge and agree that the execution, delivery and performance of this Amendment shall not create (nor shall Borrowers rely upon the existence of or claim or assert that there exists) any obligation of Agent or any Lender to consider or agree to any other amendment of or waiver or consent with respect to the Credit Agreement or any other instrument or agreement to which Agent or any Lender is a party (collectively, an “Additional Amendment” or “Consent”), and in the event that Agent and the Lenders subsequently agree to consider any requested Additional Amendment or Consent, neither the existence of this Amendment nor any other conduct of Agent or the Lenders related hereto, shall be of any force or effect on the Lenders’ consideration or decision with respect to any such requested Additional Amendment or Consent, and the Lenders shall not have any obligation whatsoever to consider or agree to any such Additional Amendment or Consent.

(b)     Waiver of Claims. In order to induce Agent and Lenders to enter into this Amendment, each Borrower hereby releases, remises, acquits and forever discharges each Lender and Agent and each of their respective employees, agents, representatives, consultants, attorneys, officers, directors, partners, fiduciaries, predecessors, successors and assigns, subsidiary corporations, parent corporations, Affiliates and related corporate divisions (collectively, the “Released Parties”), from any and all actions, causes of action, judgments, executions, suits, debts, claims, demands, liabilities, damages and expenses of any and every character, known or unknown, direct or indirect, at law or in equity, of whatever nature or kind, whether heretofore or hereafter arising, for or because of any manner of things done, omitted or suffered to be done by any of the Released Parties (excluding the gross negligence or willful misconduct of any of the Released Parties), prior to and including the date of execution hereof, and in any way directly or indirectly arising out of any or in any way connected to this Amendment, the Credit Agreement or the other Loan Documents (collectively, the “Released Matters”). Each Borrower hereby acknowledges that the agreements in this Section are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters. Each Borrower hereby represents and warrants to each Lender and Agent that it has not purported to transfer, assign or otherwise convey any right, title or interest of any Borrower in any Released Matter to any other Person and that the foregoing constitutes a full and complete release of all Released Matters.

(c)     Acknowledgments and Stipulations. In order to induce Agent and Lenders to enter into this Amendment, each Borrower acknowledges, stipulates and agrees that (a) all of the Obligations are absolutely due and owing by Borrowers to Agent and Lenders in accordance with the terms and provisions of the Credit Agreement without any defense, deduction, offset or counterclaim (and, to the extent any Borrower had any defense, deduction, offset or counterclaim on the date hereof, the same is hereby waived by such Borrower); (b) the Loan Documents executed by each Borrower are legal, valid and binding obligations of such Borrower enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; (c) the Liens granted by each Borrower to Agent in the Collateral are valid and duly perfected, first priority Liens, subject only to Permitted Liens; (d) each of the recitals contained at the beginning of this Amendment is true and correct; and (e) prior to executing this Agreement, each Borrower consulted with and had the benefit of advice of legal counsel of their own selection and has relied upon the advice of such counsel, and in no part upon the representation of Agent, any Lender or any counsel to Agent or any Lender concerning the legal effects of this Agreement or any provision hereof.

(d)     Representations and Warranties of Borrowers. Each Borrower hereby represents and warrants that, after giving effect to the amendments contained herein, (a) the representations and warranties contained in Section 4 of the Credit Agreement are correct in all material respects on and as of the date hereof as though made on and as of such date, except to the extent that any such representation or warranty specifically relates to an earlier date, (b) the execution, delivery, and performance by such Borrower of this Amendment does not and will not (i) violate any material provision of federal, state, or local law or regulation applicable to any Loan Party or its Domestic Subsidiaries, the Governing Documents of any Loan Party or its Domestic Subsidiaries, or any order, judgment, or decree of any court or other Governmental Authority binding on any Loan Party or its Domestic Subsidiaries, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material agreement of any Loan Party or its Domestic Subsidiaries where any such conflict, breach or default could individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any assets of any Loan Party, other than Permitted Liens, or (iv) require any approval of any holder of Equity Interests of a Loan Party or any approval or consent of any Person under any material agreement of any Loan Party, other than consents or approvals that have been obtained and that are still in force and effect and except, in the case of material agreements, for consents or approvals, the failure to obtain could not individually or in the aggregate reasonably be expected to cause a Material Adverse Effect, and (c) no Default or Event of Default exists under the Credit Agreement on and as of the date hereof. Without limitation of the preceding sentence, each Borrower hereby expressly re-affirms the validity, effectiveness and enforceability of each Loan Document to which it is a party (in each case, as the same may be modified by the terms of this Amendment).

(e)     Effect of this Agreement. Except as expressly amended pursuant hereto, no other changes or modifications to the Credit Agreement or any of the other Loan Documents are intended or implied, and in all other respects, the Credit Agreement and each of the other Loan Documents is hereby specifically ratified, restated and confirmed by all parties hereto as of the date hereof. To the extent that any provision of the Credit Agreement or any of the other Loan Documents are inconsistent with the provisions of this Amendment, the provisions of this Amendment shall control. All references in the Credit Agreement (including without limitation the Schedules thereto) to the “Agreement” and all references in the other Loan Documents to the “Credit Agreement” shall be deemed to refer to the Credit Agreement, as amended hereby.

(f)     Further Assurances. The Loan Parties shall execute and deliver such additional documents and take such additional action as may be reasonably requested by Agent to effectuate the provisions and purposes hereof.

(g)     Governing Law. THE VALIDITY OF THIS AMENDMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO, AND ANY CLAIMS, CONTROVERSIES OR DISPUTES ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(h)     Binding Effect. This Amendment shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties hereto.

(i)     Counterparts; Electronic Execution. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Amendment but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

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Each of the parties hereto has caused a counterpart of this Amendment to be duly executed and delivered as of the date first above written.

BORROWERS:	UNIFI, INC. By:/s/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

UNIFI MANUFACTURING, INC. By:/s/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

AGENT AND LENDERS:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Agent and as a Lender By:/s/ ZACHARY S. BUCHANAN Name:Zachary S. Buchanan Title: Assistant Vice President

CIT BANK, as a Lender By:/s/ KELLY HARTNETT Name:Kelly Hartnett Title: Authorized Signatory

BANK OF AMERICA, N.A., as a Lender By:/s/ ANDREW A. DOHERTY Name:Andrew A. Doherty Title:Senior Vice President

Fifth Amendment to Credit Agreement

GUARANTORS’ ACKNOWLEDGMENT

The undersigned, each a guarantor of the “Obligations” of Unifi, Inc., a New York corporation (“Parent”), and Unifi Manufacturing, Inc., a North Carolina corporation (“Unifi Manufacturing” and together with Parent, each a “Borrower” and collectively, the “Borrowers”), under and as defined in that certain Credit Agreement, dated as of May 24, 2012, as amended by the First Amendment to Credit Agreement, dated as of December 27, 2012, the Second Amendment to Credit Agreement, dated as of June 25, 2013, the Third Amendment to Credit Agreement, dated as of January 16, 2014, and the Fourth Amendment to Credit Agreement, dated as of March 28, 2014 (as so amended, the “Credit Agreement”), by and among Borrowers, the lenders party thereto (the “Lenders”), and Wells Fargo Bank, National Association, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the “Agent”), hereby (a) acknowledges receipt of the foregoing Fifth Amendment to Credit Agreement, by and among Borrowers, the Lenders and Agent (the “Amendment”); (b) consents to the terms and execution thereof; (c) reaffirms its obligations pursuant to the terms of the Guaranty and Security Agreement; and (d) acknowledges that Agent and the Lenders may amend, restate, extend, renew or otherwise modify the Credit Agreement and any indebtedness or agreement of Borrowers, or enter into any agreement or extend additional or other credit accommodations to Borrowers, without notifying or obtaining the consent of the undersigned and without impairing the liability of the undersigned under the Guaranty and Security Agreement for Borrowers’ present and future Obligations.

SPANCO INTERNATIONAL, INC. By:/s/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

UNIFI SALES & DISTRIBUTION, INC. By:/s/ WILLIAM L. JASPER Name:William L. Jasper Title: Chairman, President and CEO

UNIFI EQUIPMENT LEASING, LLC By:/s/ WILLIAM L. JASPER Name:William L. Jasper Title:Chairman and CEO

Fifth Amendment to Credit Agreement

SCHEDULE 1

TO

FIFTH AMENDMENT TO CREDIT AGREEMENT

Schedule A-2

Authorized Persons

William L. Jasper

R. Roger Berrier

James M. Otterberg

Christopher A. Smosna

SCHEDULE 2

TO

FIFTH AMENDMENT TO CREDIT AGREEMENT

Schedule C-1

Commitments

Lender	Revolver Commitment	Term Loan Commitment	Total Commitment
Wells Fargo Bank, National Association	$50,000,000.00	$45,000,000.00	$95,000,000.00
Bank of America, N.A.	$33,333,333.33	$30,000,000.00	$63,333,333.33
CIT Bank	$16,666,666.67	$15,000,000.00	$31,666,666.67
TOTAL:	$100,000,000.00	$90,000,000.00	$190,000,000.00

SCHEDULE 3

TO

FIFTH AMENDMENT TO CREDIT AGREEMENT

Schedule E-3

Eligible Real Property (on Fifth Amendment Effective Date)

Loan Party	Address of Real Property
Unifi, Inc.	Corporate Offices 7201 W. Friendly Avenue Greensboro, NC
Unifi Manufacturing, Inc.	Madison Plant 3 805 Island Drive Madison, NC
Unifi Manufacturing, Inc.	Yadkinville T5 & POY 1032 Unifi Industrial Road Yadkinville, NC
Unifi Manufacturing, Inc.	Yadkinville Main Campus 601 East Main Street Yadkinville, NC